EXHIBIT 4.11

SECOND AMENDMENT TO PROMISSORY NOTES

THIS SECOND AMENDMENT TO PROMISSORY NOTES (the “Amendment”), dated March 31, 2020, is entered into by MMEX Resources Corporation (the “Company”) and GS Capital Partners, LLC (“Holder”).

WHEREAS, the Company has issued the following notes (the “Notes”) to Holder:

(i)	a $110,000 note dated September 13, 2018 and due September 13, 2019;

(ii)	a $70,000 note dated September 18, 2018 and due September 18, 2019;

(iii)	a $600,000 note dated October 5, 2018 and due October 5, 2019; and

(iv)	a $110,000 note dated February 20, 2019 and due February 20, 2020; and

WHEREAS, on September 12, 2019, the Company and Holder executed an Amendment to Promissory Notes, which extended the maturity dates for convertible promissory notes (i)-(iii) to February 4, 2020; and

WHEREAS, the Company and the Holder desire to amend the Notes;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed by each party hereto as follows:

1. The maturity dates of the Notes are hereby extended to November 20, 2020.

2. In consideration of the extension of the maturity dates of the Notes, the Company will pay an extension fee of $200,000 to Holder. The extension fee will be due and payable in cash to Holder, as an increase to the principal balance of the Notes, at the earlier of (1) in connection with, and at the time of, the repayment of the Notes, or (2) on November 20, 2020. Further, the interest rate on the Notes shall be increased to 18% per annum effective as of February 20, 2020.

1

3. Concurrent with the execution of this Amendment, the Company shall execute and deliver to the Holder the Joint Motion for Agreed Judgment (“Judgment”), annexed hereto as Exhibit A, which Holder shall promptly file with the Texas District Court, Travis County. The Company shall not engage in any Judgment execution or enforcement actions whatsoever unless and until the occurrence of an Event of Default under any of the Notes (in accordance with their terms), at which point the Holder may engage in any and all Judgment enforcement and execution actions, including but not limited to recording the Judgment in the real property records. The terms of the Notes notwithstanding, the Holder may (but is not required to) commence an action to enforce any of the Notes, in any court of competent jurisdiction located in the State of Texas, for which the Company hereby consents to such jurisdiction.

4. Except as expressly amended and modified by this Amendment, the Notes are and shall continue to be in full force and effect in accordance with the terms thereof.

5. This Amendment may be executed by the parties hereto in counterparts, and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to Promissory Notes to be duly executed as of the date first written above.

MMEX Resources Corporation

By:	/s/ JACK W. HANKS
Jack W. Hanks, CEO

GS Capital Partners, LLC

By:	/s/ GABE SAYEGH
Gabe Sayegh, President

2